Exhibit 99.1

                             Explanation of Reponses

Ristretto Group S.a.r.l. (the "Reporting Person") formerly filed Form 3 because it was deemed to beneficially own (for purposes of Rule 16a-1(a)(1), but not for purposes of Rule 16a-1(a)(2)) 11,942,985 shares of common stock of the Issuer, as a result of entering into voting agreements with certain stockholders of the Issuer, in connection with an Agreement and Plan of Merger, dated as of July 18, 2007, by and between the Reporting Person, Ristretto Acquisition Corp. ("Merger Sub"), Ristretto Holdings SCA and the Issuer (the "Merger Agreement"). On October 31, 2007, pursuant to the Merger Agreement, the merger of Merger Sub with and into the Issuer was completed, with the Issuer as the surviving entity. Upon the consummation of the merger, each share of common stock of the Issuer was canceled and converted into the right to receive $28.25 per share in cash without interest. As a result of the merger, the Reporting Person acquired 100% of the outstanding equity interests in the Issuer (of which approximately 25% is shared with certain affiliates of the Reporting Persons).